February 21, 2019

Gregory S. Clark
President, Chief Executive Officer and Director
Symantec Corporation
350 Ellis Street
Mountain View, CA 94043

       Re: Symantec Corporation
           Form 10-K for the fiscal year ended March 30, 2018
           Filed October 26, 2018
           Form 10-Q for the fiscal period ended December 28, 2018 Filed February 4, 2019
           File No. 000-17781

Dear Mr. Clark:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended March 30, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
General, page 36

1. We note your reference to various metrics such as average direct customer count and direct ARPU in your earnings calls. To the extent that these metrics are used by management to assess the performance of your business, please revise to include disclosure of each of these metrics in future filings or explain. In addition, we note from your risk factor disclosures that your business depends on your customers renewing their arrangements for maintenance, subscriptions, managed security services and cloud-based offerings. Please tell us what metrics are used to monitor customer renewal and retention, and include a quantified discussion of such metrics for each period presented. Refer to
      Item 303(a)(3) of Regulation S-K and Section III.B.1 of SEC Release
33-8350.
 Gregory S. Clark
FirstNameCorporation
Symantec LastNameGregory S. Clark
Comapany NameSymantec Corporation
February 21, 2019
February 21, 2019 Page 2
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FirstName LastName
Item 9A. Disclosure Controls and Procedures, page 52

2. We note that as part of the Audit Committee Investigation, you identified a transaction that was initially incorrectly recorded as revenue rather than deferred revenue. We also note that the Audit Committee noted relatively weak and informal processes and proposed certain recommendations to the Board. Please address the following with regard to your internal control over financial reporting and disclosure controls and procedures:

             To the extent that you determined there were control deficiencies that lead to the incorrect accounting for the noted transaction, describe in reasonable detail the control(s) that failed and how you evaluated the severity of each identified. Refer to the guidance for evaluation of control deficiencies beginning on page 34 of SEC
             Release No. 33-8810 "Commission Guidance Regarding Management's Report on
             Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the
             Securities Exchange Act of 1934." Include in your analysis a description of the maximum potential amount or total number of transactions exposed to the deficiency and explain how you made that determination.

             Tell us whether you evaluated if there were any deficiencies in your monitoring or risk assessment controls and processes as a result of the identified transaction or any other matters, and if so, how you evaluated the severity of those deficiencies.

             Tell us of any changes or improvements in your internal controls over financial reporting you made or plan to make as a result of your detecting the incorrect accounting for this transaction.
Notes to the Consolidated Financial Statements
Note 3. Acquisitions and Divestitures
Fiscal 2018 Divestitures, page 144

3. Please tell us how you considered the guidance in ASC 205-20-45-1B in determining that the divestiture of the WSS and PKI solutions should not be classified as discontinued
         operations. In this regard, you stated in your June 30, 2017 Form 10-Q that you expected the financial results of your website security business will be presented as discontinued
         operations.
Form 10-Q for the fiscal period ended December 28, 2018

Notes to Condensed Consolidated Financial Statements
Note 3. Revenues, page 10

4. We note that product and services transferred at a point in time comprised approximately
         11% of total revenue. Please provide us with a breakdown of your point in time revenue
 Gregory S. Clark
Symantec Corporation
February 21, 2019
Page 3
         between product and services and clarify for us what services are transferred at a point in time. Also, please revise to separately present revenue and the related costs of revenue from product and services revenue on the face of your income statement, as necessary.
         Refer to Rule 5-03(b)(1) and (2) of Regulation S-X.
5. Please tell us and revise to disclose the typical contract terms or performance periods, as well as the typical payment terms, for each of your material revenue streams.
Performance Obligations, page 10

6. Please tell us which products and services are included in your "license with interrelated deliverables" that are transferred over time, and whether these are perpetual or term licenses. Also, tell us the promises and performance obligations in these arrangements such as license, support, updates, etc., including any material rights, and clarify when and over what period of time revenue is recognized for each performance obligation. To the extent there are no material rights in these arrangements, please explain how you made such determination. Lastly, tell us the amount of revenue recognized from this revenue stream for each period presented and expand your disclosures if material.
Contract Liabilities, page 12

7. Please clarify whether customer deposit liabilities are included in your remaining performance obligation table and if so, explain how you determined that such consideration received or due from customers should be considered unsatisfied performance obligations. Also, tell us and separately disclose the amount of deferred revenue and customer liabilities included in your long-term contract liabilities for all periods presented.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or
Kathleen Collins, Accounting Branch Chief, at 202-551-3499 with any questions.



                                                               Sincerely,
FirstName LastNameGregory S. Clark
                                                               Division of
Corporation Finance
Comapany NameSymantec Corporation
                                                               Office of
Information Technologies
February 21, 2019 Page 3                                       and Services
FirstName LastName